SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549
                       Amendment No. 2 to
                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             FT 286

B.   Name of Depositor:               NIKE SECURITIES L.P.

C.   Complete Address of Depositor's  1001 Warrenville Road
     Principal Executive Offices:     Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:              NIKE SECURITIES L.P.
                                      Attention:  James A. Bowen
                                      Suite 300
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

                                      CHAPMAN & CUTLER
                                      Attention: Eric F. Fess
                                      111 West Monroe Street
                                      Chicago, Illinois  60603

E.   Title of Securities
     Being Registered:                An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      February 18, 1999 at 2:00 p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                         TEXAS PORTFOLIO SERIES

                                 FT 286

FT 286 consists of a unit investment trust known as Texas Portfolio Series (the "Trust"). The Trust consists of a diversified portfolio of common stocks (the "Securities") issued by companies headquartered or incorporated in the State of Texas. The Trust seeks to provide above-average total return through capital appreciation.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    First Trust (registered trademark)

                             1-800-621-1675


            The date of this Prospectus is February 18, 1999

                  Table of Contents

                                            Page Number

Summary of Essential Information                      3
Fee Table                                             4
Report of Independent Auditors                        5
Statement of Net Assets                               6
Schedule of Investments                               7
The FT Series                                         8
Portfolio                                             9
Risk Factors                                          9
Portfolio Securities Descriptions                    10
Public Offering                                      12
Distribution of Units                                14
The Sponsor's Profits                                15
The Secondary Market                                 15
How We Purchase Units                                15
Expenses and Charges                                 15
Tax Status                                           16
Retirement Plans                                     17
Rights of Unit Holders                               18
Income and Capital Distributions                     18
Redeeming Your Units                                 19
Removing Securities from the Trust                   20
Amending or Terminating the Indenture                21
Information on the Sponsor, Trustee and Evaluator    22
Other Information                                    23

              Summary of Essential Information


        At the Opening of Business on the Initial Date of Deposit
                   of the Securities-February 18, 1999


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

General Information
Initial Number of Units (1)                                                                             14,928
Fractional Undivided Interest in the Trust per Unit (1)                                               1/14,928
Public Offering Price:
     Aggregate Offering Price Evaluation of Securities per Unit (2)                                 $    9.900
     Maximum Sales Charge of 4.5% of the Public Offering Price
        per Unit (4.545% of the net amount invested, exclusive of
        the deferred sales charge) (3)                                                              $     .450
     Less Deferred Sales Charge per Unit                                                            $    (.350)
     Public Offering Price per Unit (4)                                                             $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                                                     $    9.550
Redemption Price per Unit (based on aggregate underlying
     value of Securities less the deferred sales charge) (5)                                        $    9.550
Cash CUSIP Number                                                                                   30264U 754
Reinvestment CUSIP Number                                                                           30264U 762
Security Code                                                                                            56480

First Settlement Date                           February 23, 1999
Mandatory Termination Date                      February 18, 2004
Discretionary Liquidation Amount                The Trust may be terminated if the value of the Securities is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period.
Income Distribution Record Date                 Fifteenth day of each June and December, commencing June 15, 1999.
Income Distribution Date (6)                    Last day of each June and December, commencing June 30, 1999.

______________

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.

(2) Each Security, if listed on a securities exchange, is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering" for additional information regarding these charges.

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. Additional Units may be created during the day of the Initial Date of Deposit which, along with the Units described above, will be valued as of the Evaluation Time on the Initial Date of Deposit and sold to investors at the Public Offering Price per Unit based on this valuation. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After the Initial Date of Deposit, the Public Offering Price per Unit will include a pro rata share of any accumulated dividends on the Securities.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organizational and offering costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organizational and offering costs. See "Redeeming Your Units."

(6) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

                          Fee Table

This Fee Table describes the fees and expenses that you may pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately five years and is a unit investment trust rather than a mutual fund, this information shows you a comparison of fees.

                                                                                                              Amount
                                                                                                              per Unit
                                                                                                              ________
Unit Holder Transaction Expenses
   (as a percentage of public offering price)

Initial sales charge imposed on purchase                                                        1.0%(a)       $ .100
Deferred sales charge                                                                           3.5%(b)         .350
                                                                                                ________      ________
Maximum sales charge                                                                            4.5%          $ .450
                                                                                                ========      ========

Maximum sales charge imposed on Reinvested Dividends                                            3.5%(c)       $ .350
                                                                                                ========      ========
Organizational and Offering Costs
   (as a percentage of public offering price)

Estimated Organizational and Offering Costs                                                     .240%(d)      $ .024
                                                                                                ========      ========

Estimated Annual Trust Operating Expenses
   (as a percentage of average net assets)

Portfolio supervision, bookkeeping, administrative and evaluation fees                          .100%         $.0098
Trustee's fee and other operating expenses                                                      .153%          .0150
                                                                                                ________      ________
   Total                                                                                        .253%         $.0248
                                                                                                ========      ========

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

1 Year        3 Years       5 Years
______        _______       _______
$499          $551          $608

You will pay the following expenses if you do not sell your Units at the end of each period:

1 Year         3 Years        5 Years
______         ________       _______
$499           $551           $608

The example does not reflect sales charges on reinvested dividends and other distributions. If these sales charges were included, your costs would be higher.

________________

(a) The amount of the initial sales charge will vary depending on the purchase price of your Units. The amount of the initial sales charge is actually the difference between the maximum sales charge (4.5% of the Public Offering Price) and the maximum remaining deferred sales charge (initially $.35 per Unit). When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price per Unit.

(b) The deferred sales charge is a fixed dollar amount equal to $.35 per Unit, which will be deducted in five monthly installments of $.07 per Unit beginning September 20, 1999 and on the 20th day of each month thereafter (or the preceding business day if the 20th day is not a business day) through January 20, 2000. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change but the deferred sales charge on a percentage basis will be more than 3.5% of the Public Offering Price. If you purchase Units after the first deferred sales charge payment has been deducted, your purchase price will include both the initial sales charge and any remaining deferred sales charge payments.

(c) Reinvested Dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Income and Capital Distributions."

(d) You will bear all or a portion of the costs incurred in organizing the Trust. These estimated organizational and offering costs are included in the price you pay for your Units and will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

                   Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 286


We have audited the accompanying statement of net assets, including the schedule of investments, of FT 286, comprised of Texas Portfolio Series, as of the opening of business on February 18, 1999. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on February 18, 1999. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.



In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 286, comprised of the Texas Portfolio Series, at the opening of business on February 18, 1999 in conformity with generally accepted accounting principles.



                            ERNST & YOUNG LLP

Chicago, Illinois
February 18, 1999

                         Statement of Net Assets

                         Texas Portfolio Series
                                 FT 286


                    At the Opening of Business on the
                Initial Date of Deposit-February 18, 1999


                                                         NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                       $147,787
Less liability for reimbursement to Sponsor for organizational and offering costs (3)                        (358)
Less liability for deferred sales charge (4)                                                               (5,225)
                                                                                                         ________
Net assets                                                                                               $142,204
                                                                                                         ========
Units outstanding                                                                                          14,928

                                                   ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                                    $149,280
Less maximum sales charge (5)                                                                              (6,718)
Less estimated reimbursement to Sponsor for organizational and offering costs (3)                            (358)
                                                                                                         ________
Net assets                                                                                               $142,204
                                                                                                         ========

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $200,000 is allocable to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. These costs have been estimated at $.0240 per Unit, based upon our estimate of the number of Units to be created. The Trustee will sell Securities and make a distribution at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which your organizational and offering cost obligation to us will be paid. If the actual number of Units issued is larger or smaller than the estimate, the actual distribution per Unit may differ from the estimated costs set forth above. In addition, if the value of the Securities is lower at the time the distribution is made than at the Initial Date of Deposit, the Trustee will have to sell a greater proportion of Securities to pay these costs. If the value of the Securities is greater, the Trustee will sell a smaller proportion of Securities to pay these costs.

(4) Represents the amount of mandatory deferred sales charge distributions from the Trust ($.35 per Unit), payable to us in five equal monthly installments beginning on September 20, 1999 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through January 20, 2000. If you redeem Units before January 20, 2000 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(5) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge) computed at the rate of 4.5% of the Public Offering Price per Unit (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering."

                         Schedule of Investments

                         Texas Portfolio Series
                                 FT 286


              At the Opening of Business on the
             Initial Date of Deposit-February 18, 1999


                                                                                 Percentage       Market
                                                                                 of Aggregate     Value        Cost of
Number         Ticker Symbol and                                                 Offering         per          Securities
of Shares      Name of Issuer of Securities (1)                                  Price            Share        to Trust (2)
_________      ________________________________                                  ____________     ______       ____________
  106          AMR        AMR Corporation                                          4%             $55.563      $  5,890
   89          AGC        American General Corporation                             4%              66.188         5,891
  152          AFS        Associates First Capital Corporation                     4%              38.750         5,890
  134          BMCS       BMC Software, Inc.                                       4%              43.313         5,804
  173          BNI        Burlington Northern Santa Fe Corporation                 4%              34.313         5,936
  101          CCU        Clear Channel Communications, Inc.                       4%              59.313         5,991
  143          CPQ        Compaq Computer Corporation                              4%              40.813         5,836
  128          CFR        Cullen/Frost Bankers, Inc.                               4%              46.750         5,984
  170          DS         Dallas Semiconductor Corporation                         4%              35.063         5,961
   74          DELL       Dell Computer Corporation                                4%              81.563         6,036
  273          DO         Diamond Offshore Drilling, Inc.                          4%              21.438         5,853
  674          ESV        ENSCO International Incorporated                         4%               8.938         6,024
  129          EDS        Electronic Data Systems Corporation                      4%              45.500         5,869
   96          ENE        Enron Corporation                                        4%              61.938         5,946
   85          XON        Exxon Corporation                                        4%              68.625         5,833
  323          DHI        D.R. Horton, Inc.                                        4%              18.125         5,854
  122          KMB        Kimberly-Clark Corporation                               4%              48.375         5,902
1,022          FLC        R&B Falcon Corporation                                   4%               5.813         5,941
  114          SBC        SBC Communications, Inc.                                 4%              51.000         5,814
  224          SYY        SYSCO Corporation                                        4%              26.750         5,992
  356          SRV        Service Corporation International                        4%              16.563         5,896
  205          LUV        Southwest Airlines Co.                                   4%              29.000         5,945
  192          SE         Sterling Commerce, Inc.                                  4%              31.000         5,952
  158          SZA        Suiza Foods Corporation                                  4%              37.438         5,915
   64          TXN        Texas Instruments, Incorporated                          4%              91.125         5,832
                                                                                _____                          ________
                                    Total Investments                            100%                          $147,787
                                                                                =====                          ========
__________

(1) All Securities are represented by regular way contracts to purchase such Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Securities were entered into by the Sponsor on February 17, 1999.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the last sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Securities on the Initial Date of Deposit was $147,787. Cost and loss to Sponsor relating to the Securities sold to the Trust were $147,938 and $151, respectively.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created several similar yet separate series of an investment company which we have named the FT Series. We designate each of these investment company series, the FT Series, with a different series number.

You may get more specific details on some of the information in this Prospectus in an "Information Supplement" by calling the Trustee at 1-800-682-7520.

What We Call the Trust.

This FT Series consists of a unit investment trust known as Texas
Portfolio Series.

Mandatory Termination Date.

The Trust will terminate on the Mandatory Termination Date, approximately five years from the date of this Prospectus. This date is shown in "Summary of Essential Information." The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into between Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

How We Created the Trust.

On the Initial Date of Deposit, we deposited contracts to buy common stocks ("Securities") (fully backed by an irrevocable letter of credit of a financial institution) with the Trustee. In return for depositing the Securities, the Trustee delivered documents to us representing our ownership of the Trust, in the form of units ("the Units").


With the deposit of the contracts to buy Securities on the Initial Date of Deposit we established a percentage relationship among the Securities in the Trust's portfolio, as stated under "Schedule of Investments." After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit) with instructions to buy more Securities, in order to create new Units for sale. If we create additional Units we will attempt, to the extent practicable, to maintain the original percentage relationship established among the Securities on the Initial Date of Deposit, and not the actual percentage relationship existing on the day we are creating Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.


Since the prices of the underlying Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust will pay brokerage fees to buy Securities. To reduce this dilution, the Trust will try to buy the Securities as close to the evaluation time and as close to the evaluation price as possible.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may, from time to time, retain and pay us (or an affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.


We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. The Trust will not, however, sell Securities to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if the Securities no longer meet the criteria by which they were selected. You will not be able to dispose of any of the Securities in the Trust or vote the Securities. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.


Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract. The Trustee must purchase the Replacement Securities within 20 days after it receives notice of a failed contract, and the purchase price may not be more than the amount of funds reserved for the purchase of the failed contract.

                        Portfolio

Objectives


The Trust's objective is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies that are headquartered or incorporated in the State of Texas. The Trust has an expected life of approximately five years. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely.


One investment principle that some industry experts believe can improve an investor's likelihood of success is to "invest in what you know." Texas is home to some of the nation's most well-known companies including Exxon, Kimberly-Clark, Compaq and Dell. These companies, along with others included in the Texas Portfolio Series, represent the great diversity the State of Texas offers. The Texas Portfolio Series seeks to provide above-average capital appreciation by investing in these leading companies.

The following factors support our positive outlook for Texas-based companies:

- 7% of the United States population resides in the State of Texas, making it the second most populous state in the United States.

- The recent influx of high-tech companies has helped Texas increase its electronics exports by more than 100% since 1993.

- With higher exports come more jobs. Since 1993, Texas has created over 1 million new jobs, more than any other state.

- Texas has one of the world's largest economies, comparable in size to the economy of Spain.

- Texas is a vital transportation center offering four hub airports, more than any other state.


The portfolio employs a disciplined "buy and hold" philosophy, placing a strong emphasis on the future prospects of the companies rather than focusing on short-term performance. The portfolio is diversified by investing in several industries including computers and software, communications, transportation, financial services and energy, but is considered concentrated in technology companies. To help reduce high risk, the portfolio avoids small market capitalization stocks, newly-issued stocks and stocks with little or no earnings.


An investment in this Trust should be made with the understanding that companies in the State of Texas, as in any state, are subject to and may be affected by various factors, including the general state of the economy, legislative changes and consumer spending trends.

Of course, as with any similar investments, there can be no guarantee that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                      Risk Factors


Price Volatility. The Trust invests in common stocks of companies that are headquartered or incorporated in the State of Texas. The value of the Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur.


Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.


Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.


Technology Industry. The Trust is considered to be concentrated in common stock of technology companies. Technology companies are generally subject to the risks of rapidly changing technologies, rapid product obsolescence, fierce competition, the loss of patent, copyright and trademark protections, cyclical market patterns, evolving industry standards and frequent new product introductions. In addition, technology company stocks can experience extreme price and volume fluctuations that are often unrelated to the operating performance of such companies. The success of these companies depends in substantial part on the timely and successful introduction of new products or services and there is no guarantee that the technology companies selected for the Trust will be able to respond in a timely manner to compete in this rapidly developing and competitive marketplace.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain companies represented in the Trust. In addition, litigation regarding any of the issuers of the Securities or their respective industries may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.



Year 2000 Problem. Many computer systems were not designed to properly process information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." We do not expect that any of the computer system changes necessary to prepare for January 1, 2000 will cause any major operational difficulties for the Trust. However, we are unable to predict what impact the Year 2000 Problem will have on any of the issuers of the Securities.


            Portfolio Securities Descriptions


AMR Corporation, headquartered in Fort Worth, Texas, is the parent of American Airlines, Inc. which services over 165 destinations. The corporation also operates various subsidiaries, including The SABRE Group, which offers electronic distribution of travel through its reservation system.



American General Corporation, headquartered in Houston, Texas, is a diversified financial services organization. The company provides retirement services, life insurance, consumer loans and offers retail financing programs through operations in 41 states, Puerto Rico and the U.S. Virgin Islands.



Associates First Capital Corporation, headquartered in Irving, Texas, provides finance, leasing and related services to individual consumers and businesses in the United States and worldwide.


BMC Software, Inc., headquartered in Houston, Texas, provides systems management solutions for host mainframe and distributed information systems. The company also sells and provides maintenance, enhancement and support services for its products.


Burlington Northern Santa Fe Corporation, headquartered in Fort Worth, Texas, through Burlington Northern Railroad Company, operates a railroad system throughout the United States which transports coal, industrial, agricultural, intermodal, and automotive products and various merchandise. Burlington Northern operates railroad tracks in 28 western states and two Canadian provinces.


Clear Channel Communications, Inc., headquartered in San Antonio, Texas, a diversified media company, is involved in radio, television and outdoor advertising. The company owns or programs AM and FM radio stations and television stations in the southwest, southeast, northeast and midwest.


Compaq Computer Corporation, headquartered in Houston, Texas, supplies desktop and portable personal computers. The company designs, develops and manufactures personal computers, workstations, communications products, tower personal computer servers and peripheral products.



Cullen/Frost Bankers, Inc., headquartered in San Antonio, Texas, is a holding company for two national banks. The company operates financial centers in Texas and provides asset and liability management, as well as accounting, planning, budgeting and insurance services. The banks provide commercial banking services for business clients.


Dallas Semiconductor Corporation, headquartered in Dallas, Texas, develops, manufactures and markets a diversified range of integrated circuits and semiconductor-based systems which are used for computing, communication, industrial and other applications.

Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, manufactures, markets, services and supports a variety of computer systems, including desktops, notebooks, and network servers which are sold worldwide.


Diamond Offshore Drilling, Inc., headquartered in Houston, Texas, drills offshore oil and gas wells for client companies. The company's fleet consists of 46 offshore rigs which include semisubmersibles, jackups, and a drillship. The company operates in the waters off of six continents.


ENSCO International Incorporated, headquartered in Dallas, Texas, provides offshore contract drilling in the North Sea, the Asia Pacific region, the Gulf of Mexico and off the China coast, as well as marine transportation services in the Gulf of Mexico. The company also serves the oil and gas industry.


Electronic Data Systems Corporation, headquartered in Plano, Texas, offers systems and technology services, business process management, management consulting and electronic business services. The company's services include the management of computers, networks, information systems, information processing facilities, business operations and related personnel.



Enron Corporation, headquartered in Houston, Texas, produces and markets natural gas and electricity; and it develops, constructs and operates energy and water facilities worldwide. The company also provides physical commodities and risk management and financial services to customers worldwide.



Exxon Corporation, headquartered in Irving, Texas, explores for and produces crude oil and natural gas; manufactures petroleum products; and transports and sells crude oil, natural gas and petroleum products. The company also manufactures and markets basic petrochemicals, including olefins and aromatics, as well as supplies specialty rubbers and additives for fuels and lubricants.


D.R. Horton, Inc., headquartered in Arlington, Texas, principally constructs and sells single-family homes. The company operates in the mid-Atlantic, midwest, west, southeast and southwest United States.

Kimberly-Clark Corporation, headquartered in Irving, Texas, manufactures disposable hygiene products and specialty papers. The company's brands include "Huggies," "Pull-Ups," "Kotex," "Depends," "Kleenex," "Scott" and "Waldorf." The company sells its products worldwide.

R&B Falcon Corporation, headquartered in Houston, Texas, operates marine-based drilling rigs for the international oil and gas industry. The fleet includes drillships, semisubmersible rigs, a floating production vessel, jackup rigs, tender rigs and barge drilling and workover rigs.

SBC Communications, Inc., headquartered in San Antonio, Texas, is a telecommunications company with wireless customers across the United States, as well as investments in telecommunications business. The company offers local and long-distance telephone service, paging, wireless communications, messaging, Internet access, telecommunications equipment and directory advertising and publishing.


SYSCO Corporation, headquartered in Houston, Texas, markets and distributes foodservice products. The company provides food and related products and services to restaurants, healthcare and educational facilities, lodging establishments and other foodservice customers. The company distributes its products throughout the continental United States and portions of Alaska and Canada.



Service Corporation International, headquartered in Houston, Texas, provides death care services worldwide and operates funeral homes, cemeteries and crematoria located on five continents. The company also provides capital financing to independent funeral home and cemetery operators, and pre-need life insurance to finance pre-arranged funerals.


Southwest Airlines Co., headquartered in Dallas, Texas, provides primarily short-haul, high frequency, point-to-point service. The company provides services to airports in 25 states and offers unrestricted, unlimited, everyday coach fares to its customers.

Sterling Commerce, Inc., headquartered in Dallas, Texas, provides electronic commerce products, services and solutions worldwide.
Customers include banking, healthcare, manufacturing, pharmaceutical, retail, telecommunications and transportation industries.

Suiza Foods Corporation, headquartered in Dallas, Texas, makes and distributes fresh milk products and refrigerated ready-to-serve fruit drinks; fresh milk and related dairy products; and packaged ice.

Texas Instruments, Incorporated, headquartered in Dallas, Texas, provides semiconductor products worldwide and designs and supplies digital signal processing solutions. The company's products also include calculators, controls and sensors, metallurgical materials and digital light processing technologies.

We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price. The Public Offering Price per Unit is comprised of the following:

-  the aggregate underlying value of the Securities;

-  the amount of any cash in the Income and Capital Accounts;


-  dividends receivable on Securities; and



- the total sales charge (which combines an initial up-front sales charge and a deferred sales charge).


The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

A portion of the Public Offering Price per Unit on Units purchased prior to the earlier of six months after the Initial Date of Deposit or the end of the initial offering period consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee). The organizational and offering costs will be deducted from the assets of the Trust as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

Although you are not required to pay for your Units until three business days following the order for purchase (the "date of settlement"), you may pay before then. You will become the owner of Units on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Minimum Purchase.

The minimum amount you can purchase of the Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Sales Charges.


The sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is initially equal to approximately 1% of the Public Offering Price of a Unit. This initial sales charge is actually equal to the difference between the maximum sales charge of 4.5% and the maximum remaining deferred sales charge (initially $.35 per Unit). The initial sales charge will vary from 1% with changes in the aggregate underlying value of the Securities, changes in the Income and Capital Accounts and as deferred sales charge payments are made. In addition, five monthly deferred sales charge payments of $.07 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from September 20, 1999 through January 20, 2000. The maximum sales charge assessed during the initial offering period will be 4.5% of the Public Offering Price per Unit (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge).



After the initial offering period, if you purchase Units after the last deferred sales charge payment has been assessed, your sales charge will consist of a one-time initial sales charge of 4.5% of the Public Offering Price (equivalent to 4.712% of the net amount invested), which will be reduced by 1/2 of 1% on each subsequent February 28, commencing February 28, 2000, to a minimum sales charge of 3.0%.


Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for a "wrap fee account" as described below), the maximum sales charge is reduced, as follows:

                                  Your maximum
If you invest                     sales charge
(in thousands):*                  will be:
______________________            ____________
$ 50 but less than $100           4.25%
$100 but less than $250           4.00%
$250 but less than $500           3.50%
$500 or more                      2.50%

* The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.


The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from the any one dealer. You may combine same-day purchases of Trust Units and units of other similarly structured equity unit trusts for which we act as Principal Underwriter and which are currently in the initial offering period to meet the above volume purchase levels. We will consider Units you purchase in the name of your spouse or your child under 21 years of age to be purchases by you for determining the reduced sales charge. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales is the responsibility of the broker/dealer or other selling agent making the sale.



If you own units of any other unit investment trusts sponsored by us you may use your redemption or termination proceeds from these trusts to purchase Units of the Trust subject only to any remaining deferred sales charge to be collected on Units of the Trust. Please note that you will be charged the amount of any remaining deferred sales charge on units you redeem when you redeem them.



The following persons may purchase Units at the Public Offering Price less the applicable dealer concession:


- Employees, officers and directors of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us.

- Immediate family members of the above (spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons).

If you purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" charge is imposed, you may purchase Units in the primary or secondary market at the Public Offering Price, less the concession we would typically allow such broker/dealer. See "Distribution of Units-Dealer Concessions."

Every investor will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units.

The Value of the Securities.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, the evaluation will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined:

a) on the basis of current ask prices for comparable securities,

b) by appraising the value of the Securities on the ask side of the market, or

c) by any combination of the above.

The Evaluator on each business day will appraise the value of the Securities in the Trust as of the Evaluation Time and will adjust the

Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this Prospectus will exclude Saturdays, Sundays and the following holidays as observed by the NYSE, Inc.: New Year's Day, Martin Luther King, Jr.'s Birthday, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day.

After the initial offering period is over, the secondary market Public Offering Price will be determined based on the aggregate underlying value of the Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of the Trust plus the applicable sales charge. We calculate the aggregate underlying value of the Securities during the secondary market the same way as described above for sales made during the initial offering period, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units


We intend to qualify Units of the Trust for sale in a number of states. During the initial offering period, Units will be sold at the current Public Offering Price. When the initial offering period ends, Units we have reacquired may be offered by this prospectus at the secondary market Public Offering Price (see "The Secondary Market").


Dealer Concessions.


Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 3.2% of the Public Offering Price per Unit (or 65% of the maximum sales charge after February 28, 2000). However, dealers and other selling agents will receive a concession on the sale of Units subject only to any remaining deferred sales charge equal to $.22 per Unit on Units sold subject to the maximum deferred sales charge or 63% of the then current maximum remaining deferred sales charge on Units sold subject to less than the maximum remaining deferred sales charge. Dealers and selling agents will receive an additional volume concession or agency commission of 0.30% of the Public Offering Price if they purchase at least $100,000 worth of Units on the Initial Date of Deposit or $250,000 on any day thereafter or if they were eligible to receive a similar concession in connection with sales of similarly structured trusts sponsored by us which are currently in the initial offering period.


Dealers and other selling agents who sell Units of the Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:


Total Sales
per Trust                     Additional
(in millions):                Concession:
___________________           __________
$ 1 but less than $2          0.10%
$ 2 but less than $3          0.15%
$ 3 but less than $10         0.20%
$10 or more                   0.30%



We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units. However, the Glass-Steagall Act does allow certain agency transactions. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law.


Award Programs.


From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trust. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to criteria we establish, or participate in sales programs we sponsor, amounts equal to no more than the total applicable sales charges on the unit sales generated by such person during such programs. We make these payments out of our own assets, and not out of the Trust's assets. These programs will not change the price you pay for your Units or the amount that the Trust will receive from the Units sold.


Investment Comparisons.


From time to time we may compare the then current estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, the New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. The investment characteristics of the Trust, which are described more fully elsewhere in this prospectus, differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future relative performance.


                  The Sponsor's Profits


We will receive a gross sales commission equal to the maximum sales charge per Unit less any reduced sales charge as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price we sell them to the Trust is considered a profit or loss. (See Note 2 of "Schedule of Investments.") During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the Public Offering Price they receive when they sell the Units.


In maintaining a market for Units, any difference between the price at which Units are purchased and the price at which they are sold (which includes a maximum sales charge for the Trust) or redeemed will be a profit or loss to us. The secondary market Public Offering Price of Units may be more or less than the cost of those Units to us.

                  The Secondary Market

Although we are not obligated to, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.


We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell Units or tender them for redemption before you have paid the total deferred sales charge on your Units, you will have to pay the remainder of the deferred sales charge at that time.


                  How We Purchase Units


The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive the proceeds from the sale of Units we purchase no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.


The Public Offering Price of any Units we acquire will be consistent with the Public Offering Price described in the then effective prospectus. Any profit or loss from the resale or redemption of such Units will belong to us.

                  Expenses and Charges


The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income Account of the Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee benefits from the use of these funds.


As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trust, and will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trust and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust.


The fees payable to the Portfolio Supervisor, Evaluator and Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such service in such year.


The Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and the rights and interests of the Unit holders;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Any offering costs incurred after the earlier of six months after the Initial Date of Deposit or the end of the initial offering period;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of the Trust;


- All taxes and other government charges imposed upon the Securities or any part of the Trust (no such taxes or charges are now in place or planned as far as we know).



The above expenses and the Trustee's annual fee (when paid or owing to the Trustee) are secured by a lien on the Trust. In addition, if there is not enough cash in the Income or Capital Accounts of the Trust, the Trustee has the power to sell Securities to make cash available to pay these charges. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trust. These sales may result in capital gains or losses to the Unit holders. See "Tax Status."


The Trust will be audited on an annual basis. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the cost exceeds $0.0050 per Unit. Otherwise, the Trust will pay for the audit. You can receive a copy of the audited financial statements by notifying the Trustee.


                    Tax Status



This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.



Trust Status.



The Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by the Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by the Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from the Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay the deferred sales charge.

Your Tax Basis and Income or Loss upon Disposition.



If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total proceeds received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).



If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20%. This rate is generally 10% for certain taxpayers in the lowest tax bracket. Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The tax code may, however, treat certain capital gains as ordinary income in special situations.



In-Kind Distributions.



Under certain circumstances, you may request an In-Kind Distribution of Securities when you redeem your Units or at the Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive an undivided interest in whole shares of stock plus, possibly, cash.



You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by the Trust. However, if you also receive cash in exchange for a fractional share of a Security held by the Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.



Limitations on the Deductibility of Trust Expenses.



Generally, for federal income tax purposes, you must take into account your full pro rata share of the Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by the Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.



Foreign, State and Local Taxes.



Under the existing income tax laws of the State and City of New York, the Trust will not be taxed as a corporation, and the income of the Trust will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.


                    Retirement Plans

You may purchase Units of the Trust for:

-  Individual Retirement Accounts

-  Keogh Plans

-  pension funds, and

-  other tax-deferred retirement plans.


Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax adviser. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.


The Trustee will treat as record owner of Units that person registered as such on its books. If you request certificates representing the Units you ordered for purchase they will be delivered three business days after your order or shortly thereafter. You may transfer or redeem Units represented by a certificate by endorsing it and surrendering it to the Trustee, along with a written instrument(s) of transfer. You must sign exactly as your name appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.


Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for identification purposes.

You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will keep an account for you and will credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to you, as the registered owner of Units:

- a written initial transaction statement containing a description of your Trust;

-  the number of Units issued or transferred;

-  your name, address and taxpayer identification number;

- a notation of any liens or restrictions of the issuer and any adverse claims; and

-  the date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

As a Unit holder, you may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. The Trustee does not require such charge now, nor are they currently contemplating doing so. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Unit Holder Reports.


In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:


1. a summary of transactions in the Trust for the year;

2. any Securities sold during the year and the Securities held at the end of that year by the Trust;

3. the Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

4. amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. It is your responsibility to notify the Trustee when you become Record Owner of the Units, but normally your broker/dealer provides this notice. The Trustee will credit any dividends received on the Trust's Securities to the Income Account of the Trust. All other receipts, such as return of capital, are credited to the Capital Account of the Trust.


The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. However, amounts in the Capital Account from the sale of Securities designated to meet redemptions of Units, to pay the deferred sales charge or to pay expenses will not be distributed. The Trustee is not required to pay interest on funds held in the Income or Capital Accounts of the Trust. However, the Trustee may earn interest on these funds, thus benefiting from the use of such funds.


We anticipate that the deferred sales charge will be collected from the Capital Account of the Trust and that there will be enough money in the Capital Account to cover these costs. If there is not enough money in the Capital Account to pay the deferred sales charge, the Trustee may sell Securities to meet the shortfall. We will designate an account where distributions will be made to pay the deferred sales charge.


The Trustee is required by the Internal Revenue Service to withhold a certain percentage of any distribution the Trust makes and deliver such amount to the Internal Revenue Service if the Trustee does not have your Tax Identification Number. You may recover this amount by giving your Tax Identification Number to the Trustee, or when you file a tax return. Normally, the selling broker gives your Tax Identification Number to the Trustee. However, you should check your statements from the Trustee to make sure they have the number to avoid this "back-up withholding." If not, you should provide it to the Trustee as soon as possible.


Within a reasonable time after the Trust is terminated you will receive the pro rata share of the money from the disposition of the Securities. However, if you are eligible, you may elect to receive an In-Kind Distribution as described under "Amending or Terminating the Indenture." All Unit holders will receive a pro rata share of any other assets remaining in the Trust, excluding any unpaid expenses of the Trust.

The Trustee may establish reserves (the "Reserve Account") within the Trust for any state and local taxes and any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of the Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of the Trust. You will have to pay any remaining deferred sales charge on any Units acquired pursuant to this distribution reinvestment option. This option may not be available in all states. Please note that even if you reinvest distributions, they are still considered distributions for income tax purposes.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are held in uncertificated form, you need only to deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request you send to the Trustee must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.


The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the New York Stock Exchange ("NYSE") is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.


Any amounts paid on redemption representing income will be withdrawn from the Income Account of the Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of the Trust.


If you are tendering 1,000 Units or more for redemption, rather than receiving cash you may elect to receive a distribution of shares of Securities (an "In-Kind Distribution") in an amount and value equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, no In-Kind Distribution requests submitted during the nine business days prior to the Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled. If there is not enough money in the Capital Account to pay the required cash distribution, the Trustee may have to sell Securities.


The Internal Revenue Service will require the Trustee to withhold a portion of your redemption proceeds if the Trustee has not previously been provided your Taxpayer Identification Number. For more information about this withholding, see "Income and Capital Distributions." If the Trustee does not have your Taxpayer Identification Number, you must provide it at the time of the redemption request.

The Trustee may sell Securities in the Trust to make funds available for redemption. If Securities are sold, the size and diversity of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.


Your right to redeem Units (and therefore, your right to receive payment) may be delayed:



1. if the NYSE is closed (other than customary weekend and holiday closings);


2. if the Securities and Exchange Commission ("SEC") determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

3. for any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.


The Redemption Price per Unit is determined by the Trustee by:


adding


1. cash in the Income and Capital Accounts not designated to purchase
Securities;


2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation.

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, including, but not limited to, fees and expenses of the Trustee (including legal fees), and the Evaluator and supervisory fees, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made; and


5. other liabilities incurred by the Trust; and


dividing

1. the result by the number of outstanding Units of the Trust.


Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organizational and offering costs as set forth under "Fee Table."



The aggregate underlying value of the Securities for purposes of calculating the Redemption Price during the secondary market is determined in the same manner as that used to calculate the secondary market Public Offering Price as discussed in "Public Offering-The Value of the Securities."


           Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances. These circumstances include, but are not limited to, situations in which:

- the issuer of the Security defaults in the payment of a declared dividend;

-  any action or proceeding prevents the payment of dividends;

-  there is any legal question or impediment affecting the Security;

- the issuer of the Security has breached a covenant which would affect the payment of dividends or the issuer's credit standing, or otherwise damage the sound investment character of the Security; or

- the issuer has defaulted on the payment on any other of its outstanding obligations to such an extent or other such credit factors exist so that, in our opinion, keeping the Security would be harmful to the Trust.


Except in the limited instance in which the Trust may acquire Replacement Securities to replace failed contracts to purchase Securities, as described in "The FT Series," the Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of the Trust for distributions to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.


The Trustee may also sell Securities that we designate; or, without our direction, in its own discretion, in order to meet redemption requests or pay expenses.

In designating which Securities should be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversity of the Securities in the Trust may be changed. To get the best price for the Trust we may have to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor in making recommendations to the Trustee on the selection of broker/dealers to execute the Trust's portfolio transactions, or when acting as agent for the Trust in acquiring or selling Securities on behalf of the Trust.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

-  to cure ambiguities;

-  to correct or supplement any defective or inconsistent provision;

-  to make any amendment required by any governmental agency; or

- to make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date stated in the "Summary of Essential Information." The Trust may be terminated prior to the Mandatory
Termination Date:

-  upon the consent of 100% of the Unit holders;

- if the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period; or

- in the event that Units of the Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

In the event of termination, the Trustee will send prior written notice thereof to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If the Trust is terminated due to this last reason, we will refund to each purchaser of Units of such Trust the entire sales charge paid by such purchaser; however, termination of the Trust prior to the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, the Trust may be reduced below the Discretionary

Liquidation Amount and could therefore be terminated prior to the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner, timing and execution of the sale of Securities as part of the termination of the Trust. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower amount than might otherwise be realized if such sale were not required at this time.


If you own at least 1,000 Units of the Trust the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive shares of Securities included in the Trust (reduced by customary transfer and registration charges) rather than the typical cash distribution representing your pro rata interest in the Trust. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option for eligible Unit holders you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts of the Trust, within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.


    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

-  The First Trust Combined Series

-  FT Series (formerly known as The First Trust Special Situations Trust)

-  The First Trust Insured Corporate Trust

-  The First Trust of Insured Municipal Bonds

-  The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $20 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1997, the total partners' capital of Nike Securities L.P. was $11,724,071 (audited).

This information refers only to the Sponsor and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

The Trustee.


The Trustee is The Chase Manhattan Bank, and its principal executive office is located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trust, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.


The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

The Sponsor and the Trustee will not be liable to Unit holders for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- appoint a successor Sponsor, paying them a reasonable rate not more than that stated by the Securities and Exchange Commission,

-  terminate the Indenture and liquidate the Trust, or

-  continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information. However, the Evaluator will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to Federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trust.


Experts.


Ernst & Young LLP, independent auditors, have audited the Trust's statement of net assets, including the schedule of investments at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trust's statement of net assets, including the schedule of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the Securities and Exchange Commission and to which we have referred throughout. This information states more specific risk information about the Trust.

                   FIRST TRUST (registered trademark)

                         TEXAS PORTFOLIO SERIES
                                 FT 286

                                Sponsor:

                          NIKE SECURITIES L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        THE CHASE MANHATTAN BANK

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

This Prospectus contains information relating to Texas Portfolio Series, but does not contain all of the information about this investment company as filed with the Securities and Exchange Commission in Washington, D.C. under the:

          - Securities Act of 1933 (file no. 333-63359) and
          - Investment Company Act of 1940 (file no. 811-05903)

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W., Washington, D.C. 20549-6009
               Call: 1-800-SEC-0330
              Visit: http://www.sec.gov


                        February 18, 1999


        PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                   FIRST TRUST (registered trademark)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 286 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing ("Prospectus").


This Information Supplement is dated February 18, 1999. Capitalized terms have been defined in the Prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
Concentrations                                                 1
   Technology Companies                                        1

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Concentrations

Technology Companies. An investment in Units of the Trust should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.

Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Page 1


Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Page 2


                CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1
                           SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 286, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on February 18, 1999.

                              FT 286

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                   Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

Robert D. Van Kampen Director of         )
                     Nike Securities     )
                     Corporation, the    )   February 18, 1999
                     General Partner of  )
                     Nike Securities L.P.                )
                                         )
                                         )
David J. Allen       Director of         )  Robert M. Porcellino
                     Nike Securities     )  Attorney-in-Fact**
                     Corporation, the    )
                     General Partner of  )
                     Nike Securities L.P.




       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated February 18, 1999 in Amendment No. 2 to the Registration Statement (Form S-6) (File
No. 333-63359) and related Prospectus of FT 286.



                                               ERNST & YOUNG LLP


Chicago, Illinois
February 18, 1999


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.




                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for Series 286 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).


                               S-6